U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              OMEGA DYNAMICS, INC.
                 (Name of Small Business Issuer in its charter)


          Delaware                                              87-0400472
(State or Other Jurisdiction of                               (IRS Employer
Incorporation or Organization)                              Identification No.)


           1285 Avenue of the Americas, 35th Floor, New York, NY 10019
              (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (212) 554-4520

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par Value $0.001





                                                           TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                                                                   Page

Part I

1.       Description of Business                                                                          3

2.       Management's Discussion and Analysis or Plan of Operations                                       4

3.       Description of Properties                                                                        5

4.       Security Ownership of Certain Beneficial Owners and Management                                   6

5.       Directors, Executive Officers, Promoters and Control Persons                                     7

6.       Executive Compensation                                                                           8

7.       Certain Relationships and Related Transactions                                                   9

8.       Description of Securities                                                                        9

Part II

1.       Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters                                                                  10

2.       Legal Proceedings                                                                                10

3.       Changes in and Disagreements with Accountants                                                    10

4.       Recent Sales of Unregistered Securities                                                          11

5.       Indemnification of Directors and Officers                                                        13

Part F/S

    Financial Statements                                                                                  14

Part III

1.       Index to Exhibits                                                                                14


                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

History

         The Company was incorporated in the state of Delaware on August 12, 1983. The Company was formed for the purpose of acquiring the outstanding capital stock of Medac Inc. and Financial Computer Services, Inc., companies which had introduced and were promoting the MedMaster System. The MedMaster System provided a computerized and manual health care financing and office management system which permitted the financing and billing of health care services provided to individuals and families by physicians, dentists, pharmacists and other professionals.

         Some services provided by the Company required substantial up front capital outlays such as the factoring of accounts receivable generated by health care and other professionals providing services to the public. Recurring losses reduced working capital until services requiring up front capital were discontinued in the first quarter of 1997.

         The Company then attempted to become profitable by focusing on services it provided which generated immediate fees such as reselling TRW credit reports and providing various credit collection services. It also began marketing computer software which for a time seemed somewhat promising. However, by the end of 1997, the business of the Company as contemplated in the original business plan had failed and business operations ceased.

         Beginning in the early part of 1999, management created a new business plan which focused on the development and/or acquisition of technology which would allow the use of hydrogen as an energy source. Hydrogen is a clean burning, recyclable, zero emission fuel especially when combined with an electrical producing electrochemical engine or fuel cell. Management believed the time was right to advance the research and development of hydrogen as a fuel source to a commercial phase.

         In December, 1999, the Company entered into an agreement to acquire rights to a U.S. provisional patent application for a carbon dioxide free air and hydrogen delivery system for a fuel cell. The Company is now seeking to acquire additional technology synergistic with the proprietary technology of the patent application. If the Company is unable to do so, management believes the patent application will nevertheless become valuable to other developers of fuel cells. If so, the patent rights could be sold. The Company would then seek other products which it might acquire and/or services in which it might engage that have potential for profit.

Government Regulation

         It is impossible to predict the government regulation, if any, to which the Company may be subject. The use and development of high technology could subject the Company to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation.

Competition

         At the present time there is massive and intense research being conducted in the area of using hydrogen as a fuel source and in the development and use of fuel cells generally. Many competitors in this area will have a competitive edge over the Company by virtue of their stronger financial resources and prior experiences in technology development. There is no assurance that the Company will be successful in developing technology that will become commercially viable in the market place.

Employees

         The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses and technologies.


             ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                                   OPERATIONS

Results of Operations

         Nine month period ended December 31, 1999

         The Company had no revenue from continuing operations or from any other source for the nine month period ended December 31, 1999.

         General and administrative expenses for the nine month period ended December 31, 1999, consisted of general corporate administration, legal and professional expenses, accounting and auditing costs, and payment to other corporate support entities such transfer agents. Many such expenses were past due and required the making of large back payments. These expenses were $161,787. Expenses incurred during the nine month period also reflect fees incurred as part of the Company's preparation of its registration statement on Form 10-SB under the Securities Act of 1934. The Company is making the filing to become a reporting company based on management's belief that reporting company status may help the Company to attract and acquire a more substantial technology and/or business opportunity.

         As a result of the foregoing factors, the Company realized a net loss of $161,787 for the nine months ended December 31, 1999, which is equal to the expenses incurred the same period of time.

Calendar Years Ended March 31, 1999 and 1998

         The Company had no revenue from continuing operations or from any other source for the years ended March 31, 1999 and 1998. There were no general or administrative expenses for the years ended March 31, 1999 and 1998 as business operations had ceased and the corporation was allowed to lay dormant during that period of time.

Liquidity and Capital Resources

         At December 31, 1999, the Company had working capital of approximately $55. The Company can only continue to exist by the continued sale of equity capital. Management believes that funding sources will continue to be available to meet the anticipated needs of the Company's operations through at least the next 12 months. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity or technology during that period. The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company; and (ii) search for potential technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.


                        ITEM 3. DESCRIPTION OF PROPERTIES

         The Company utilizes shared office space at 1285 Avenue of the Americas, 35th Floor, New York, NY 10019, on a month to month basis at a cost of $310.00 per month. The Company may use as necessary office space, conference rooms, reception areas and other common areas which total 5,400 square feet in the aggregate. The Company has no other properties or facilities.

           ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT

         The following table sets forth as of April 26, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                                              Common                    Percent of
Name and Address                                              Shares                    Class


John Bergman                                                  1,400,000                      9.8%
89 North 400 West
Clearfield, Utah  84015

Thomas W. Bergman                                             1,500,000                     10.4%
Mile 71/2Highway 30
Grouse Creek, P.O. Box 630
Montello, NV  89830

Scott Craw                                                    2,200,000(1)                  15.3%
340 West 1330 North
Logan, Utah  10019

Vickie Craw                                                   2,200,000(2)                  15.3%
340 West 1330 North
Logan, Utah  84341

Lynne Elliott                                                 2,500,000(3)                  17.4%
4960 West 9600 North
Elwood, Utah  84337

William Elliott                                               2,500,000(4)                  17.4%
4960 West 9600 North
Elwood, Utah  84337




Iota Foundation                                                 870,000                      6.1%
c/o Torre Swiss Bank
16th Floor, 53rd Street
Organization Obarrio
Panama City, Rep. of Panama

Malinka Intellectual Trust                                    1,000,000                      7.0%
P.O. Box 163
Montello, Nevada  84341

Kathy Montgomery                                              1,000,000                      7.0%
3025 South Morgan Valley Drive
Morgan, Utah  84050

Peter Venezia                                                   850,000                      5.9%
c/o Trimol Group, Inc.
410 W. 53rd Street, Suite 105
New York, NY  10019

All Executive officers and
    Directors of a Group (3)                                             0                     0%


(1)      Figure includes beneficial ownership of 500,000 shares owned by spouse.

(2) Figure includes beneficial ownership of 1,700,000 shares owned by spouse.

(3) Figure includes beneficial ownership of 1,600,00 shares owned by spouse.

(4)      Figure includes beneficial ownership of 900,00 shares owned by spouse.


          ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                                    PERSONAL

Directors and Officers

         The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.


Name                                Age              Position (1)                              Since

Lee A. Balak                        45               President, CEO and Director               2000

Norman S. Elliot                    60               Secretary and Director                    2000

Hugo P. Ponrehn                     61               Director                                  2000


         All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

         The following information on the business experience of each director and officer.

         Lee A. Balak is presently the CEO of Power Technologies, Inc., located at 1000 West Bonanza Road, Las Vegas, Nevada 89106, a position he has held since 1996. He is also the CEO of No. 90 Corporate Ventures, a venture capital firm, a position he has held since 1990.

         Norman S. Elliot has spent his career in lending and financial services. Since 1994 he has owned and operated Apel Financial which provides consulting and strategic planning services to the business community.

         Hugo P. Pomrehn has been affiliated with American Technology Group, Inc., a technology development and marketing firm, since April, 1995. From April, 1995 through April 1997, he served both on the board of directors and as president. From April, 1997, through December, 1997, he served as vice chairman and from January, 1998, through January, 2000, he served as executive vice president. From January, 2000, thought the present he has been a consultant to American Technology Group, Inc. He as serves on the board of directors of Appropriate Health Services, Inc., an internet medical services company.


                         ITEM 6. EXECUTIVE COMPENSATION

         The current officers and directors were serving as the officers and directors of the Company at the end of the most recent fiscal year. The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company for compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion of all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates. There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

         The CEO who served during the most recent fiscal year received no compensation for his services.


             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On December 30, 1999, the Company entered into an agreement whereby it acquired full rights to a U.S. provisional patent application from Malinka Intellectual Trust in exchange for 1,000,000 shares of common stock and a royalty grant to the trust of 2% on the gross revenues generated by products related to the intellectual property of the application. Mr. Tom Bergman, the owner of 10.4% of the outstanding common shares of the Company is the grantor of the trust. The Company will value the 1,000,000 shares at the predecessor cost of $0.00. The shares were issued in January, 2000, when the technology was transferred to the Company

         On December 29, 1999, the Company decided to divest itself of certain assets and liabilities and certain assets and liabilities of its subsidiaries Ink, Inc., Sunrise Travel, Inc., and Financial Computer Services, Inc. as at March 31, 1999, and assigned such assets and liabilities to Rerol, Inc. a Utah Corporation. The principal owner of Rerol, Inc. is a former officer and director of the Company.

                        ITEM 8. DESCRIPTION OF SECURITIES

         The Company is authorized to issue 500,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. The Company is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, of which 14,354,341 shares are issued and outstanding as of May 1, 2000. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

                                     PART II

               ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S
                   COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         Although quotations for the Company's common stock appeared on the OTC Bulletin Board until April 20, 1999, and have appeared in the pink sheets since that time, there is no established trading market for the common stock. The pink sheets showed the following quotations on the last day of the four preceding quarters. However, no trades were shown on those days.

March 31, 2000                      $0.188
December 31, 1999                   $0.10
September 30, 1999                  $1.44
June 30, 1999                       $1.44

         From March 31, 1998 through April 20, 1999, a time during which the shares were listed on the OTC Bulletin Board, the NASDAQ Stock Market reported no quotations during that period of time and reported only three days during which any trades were made. There are outstanding options to purchase 50,000 shares of common stock at a price of $2.00 per share. They were issued on April 9, 1999, and expire on April 9, 2001. There are no outstanding securities convertible into common stock. Of the 14,354,341 common shares outstanding, 6,807,783 may be sold without restriction, 6,490,558l shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period, and 1,056,000 shares may not be sold unless such shares are registered or sold pursuant to an exemption from registration. The Company has not agreed to register any common shares and is not planning a registered offering at the present time.

         Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

         At April 26, 2000, there were approximately 186 holders of record of the Company's Common Stock.


                            ITEM 2. LEGAL PROCEEDINGS

         The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.


                ITEM 3. CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS

         There have been no changes in or disagreements with accountants in the past three years.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On May 28, 1997, the Company issued 196,250 shares of the Company's common stock as payment of debt totaling $235,500. The transaction was an isolated transaction with a person having a business affiliation with the Company and was exempt from registration under Section 5 of the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On March 29, 1999, the Company issued 50,000 shares of the Company's common stock for cash at $0.50 per share, or $25,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On March 30, 1999, the Company issued 12,000,000 shares of the Company's common stock to related parties, officers and directors for cash at par value of $0.001 per share, or $12,000. The Company was not subject to the reporting requirements of section 13 or 15(d) of the Securities and Exchange Act of 1934. The Company was not an investment company. The Company was not a development stage company that either had no specific business plan or purpose or had indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The aggregate selling price for the Shares did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering, in reliance on any exemption under the section 3(b) of the Act, or in violation of section 5(a) of the Act. The Shares were not registered with the Securities and Exchange Commission but were issued pursuant to the exemption from registration allowed under Rule 504.

         On March 30, 1999, the Company issued 64,000 shares of the Company's common stock for cash at $0.50 per share, or $32,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On March 31, 1999, the Company issued 90,000 shares of the Company's common stock for cash at $0.50 per share, or $45,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On April 6, 1999, the Company issued 20,000 shares of the Company's common stock for cash at $0.50 per share, or $10,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On May 28, 1999, the Company issued 10,000 shares of the Company's common stock for cash at $0.50 per share, or $5,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On September 1, 1999, the Company issued 20,000 shares of the Company's common stock for cash at $0.50 per share, or $10,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On October 31, 1999, the Company issued 10,000 shares of the Company's common stock for cash at $0.50 per share, or $5,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         In January, 2000, the Company issued 1,000,000 shares of the Company's common stock in exchange for certain patent rights set forth in the Agreement attached hereto as Exhibit 3. The transaction was an isolated transaction and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On February 5, 2000, the Company issued 4,000 shares of the Company's common stock for cash at $0.50 per share, or $2,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         On February 7, 2000, the Company issued 2,000 shares of the Company's common stock for cash at $0.50 per share, or $1,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         In February, 2000, the Company issued 10,000 shares of the Company's common stock for cash at $0.50 per share, or $5,000. The transaction was an isolated transaction with a person having a close affiliation with either the Company or with an officer of the Company and was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 4(2) of the Act because of not being part of a public offering.

         It should be noted that during the first calendar quarter of the year 2000, the transfer agent of the Company made a downward adjustment of 24,841 in the number of outstanding shares of common stock of the Company to correct for mistakes that had been made prior thereto in the transfer books of the Company.


                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides in relevant part as follows:

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceed if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that he person's conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit of the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the cases, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) and reasonably incurred by such person in connection therewith.

         The Company's bylaws provide that the Company shall indemnify pursuant to Delaware law, all directors, officers, employees, and/or agents of the Company for liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company. Consequently, the Company intends to indemnify its officers, directors, employees, and agents to the full extent permitted by the statue noted above.


                                    PART F/S

                              FINANCIAL STATEMENTS

         See Exhibit 99.


                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

         Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.


Exhibits                 SEC          Title of Document
No.                    Ref. No.


  1                     (3)         Articles of Incorporation


  2.                    (3)         By-Laws


  3.                    (10)        Agreement


  4.                    (23)        Consent of Independent Auditors


  5.                    (27)        Financial Data Schedule


  6.                    (99)        Consolidated Financial Statements for the
                                    nine-month period ended December 31, 1999

  7.                    (99)        Consolidated Financial Statements for the
                                    years ended March 31, 1998, 1999

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    OMEGA DYNAMICS, INC.

Date:  April 26, 2000               By:/s/ Lee A. Balak
                                    Lee A. Balak, President